Change in Ownership of the Largest Shareholder

POSCO (the “Company”), hereby informs you of the change in the Company’s outstanding number of common shares held by Korean National Pension Service, the largest shareholder of the Company.

As of June 30, 2016, Korean National Pension Service held 8,731,004 shares (10.01%) of common shares of POSCO.